As filed with the Securities and Exchange Commission on February 7, 2007
                                                      Registration No. 333-12182

                       SECURITIES AND EXCHANGE COMMISSION

                        POST-EFFECTIVE AMENDMENT NO. 3 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                Telefonica, S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                             -----------------------

                              The Kingdom of Spain
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                          ----------------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                          ----------------------------

                              CT Corporation System
                           111 8th Avenue - 13th Floor
                               New York, NY 10011
                                 (212) 894-8940

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------

                                   Copies to:
 Andres V. Gil, Esq.                           Patricia Brigantic Esq.
 Davis Polk & Wardwell                         Citibank, N.A.
 450 Lexington Avenue                          388 Greenwich Street (19th Floor)
 New York, NY 10017                            New York, New York 10013

                                 --------------

It is proposed that this filing become effective under Rule 466:

                                        |_| immediately upon filing.
                                        |X| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

================================================================================

The Registrant hereby amends this Post Effective Amendment No. 3 to Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 3 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Post Effective Amendment No. 3 to Registration Statement on Form F-6 shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 3 to Registration Statement may be executed in any numbers of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                Location in Form of American
                                                Depositary Receipt ("Receipt")
Item Number and Caption                         Filed Herewith as Prospectus
-----------------------                         ----------------------------

1. Name and address of Depositary               Face of Receipt - Introductory
                                                Paragraph

2. Title of Receipts and identity of deposited Face of Receipt - top center securities

Terms of Deposit:

   (i)    The amount of deposited securities    Face of Receipt - Introductory
          represented by one American           Paragraph
          Depositary Share

   (ii)   The procedure for voting, if any,     Reverse of Receipt - Paragraphs
          the deposited securities              (12), (13) and (21)

   (iii)  The collection and distribution of    Face of Receipt - Paragraph (4)
          dividends                             Reverse of Receipt - Paragraphs
                                                (11) and (12)

   (iv)   The transmission of notices, reports  Reverse of Receipt - Paragraphs
          and proxy soliciting material         (10), (13) and (15)

   (v)    The sale or exercise of rights        Face of Receipt - Paragraph (4)
                                                Reverse of Receipt - Paragraphs
                                                (11) and (12)

   (vi)   The deposit or sale of securities     Reverse of Receipt - Paragraphs
          resulting from dividends, splits or   (11), (12) and (14)
          plans of reorganization

   (vii)  Amendment, extension or termination   Reverse of Receipt - Paragraphs
          of the deposit                        (19) and (20)
                                                (no provision for extension)

   (viii) Rights of holders of Receipts to      Reverse of Receipt - Paragraph
          inspect the transfer books of the     (15)
          Depositary and the list of holders
          of Receipts

   (ix)   Restrictions upon the right to        Face of Receipt - Paragraphs
          deposit or withdraw the underlying    (2), (4), (5), (6) and (8)
          securities

   (x)    Limitation upon the liability of the  Reverse of Receipt - Paragraph
          Depositary                            (17)

3. Fees and charges  which may be imposed       Face of Receipt - Paragraph (7)
   directly or indirectly on holders of
   Receipts

Item 2. AVAILABLE INFORMATION                   Face of Receipt - Paragraph (10)

2(a) Telefonica, S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain information with the Securities Exchange Commission (the "Commission"). These reports and documents can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the form of Amendment No. 3 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 3 to Registration Statement and incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Form of Amendment No. 3 to Deposit Agreement, by and among Telefonica, S.A. (the "Company"), Citibank, N.A. (the "Depositary") and all Holders of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt to be issued thereunder. - Filed herewith as Exhibit
(a)(i).

            (a)(ii) Amendment No. 2 to Deposit Agreement, dated as of June 23, 2000, by and among Telefonica, S.A. (the "Company"), Citibank, N.A. (the "Depositary") and all Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt to be issued thereunder.*

            (a)(iii) Amendment No. 1 to Deposit Agreement, dated as of December 3, 1999, by and among the Depositary and all Holders of American Depositary Receipts issued thereunder including the form of American Depositary Receipt to be issued thereunder. **

            (a)(iv) Deposit Agreement, dated as of November 13, 1996 by and among the Company, the Depositary and all Holders of American Depositary Receipts issued thereunder including the form of American Depositary Receipt to be issued thereunder.***

----------
* Previously filed and incorporated herein by reference to Registration Statement No. 333-12182.

**Previously filed and incorporated herein by reference to Registration Statement No. 333-11322.

***Previously filed and incorporated herein by reference to Registration Statement No. 333-5742.

            (b) Any other agreement in which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. - None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

            (d) Frettra M. Miller counsel for the Depositary, as to the legality of the securities to be registered.*

            (e) Certification under Rule 466. - None.

            (f) Powers of Attorney for certain officers and directors of the Company and the authorized representative in the United States - as set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

                  (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

                  (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, dated as of November 13, 1996, as amended by Amendment No. 1, dated as of December 3, 1999, as further amended by Amendment No. 2 to Deposit Agreement, dated as of June 23, 2000, proposed to be amended further by Amendment No. 3 to Deposit Agreement (as so amended, the "Deposit Agreement"), by and among Telefonica, S.A., Citibank, N.A. as depositary, and all holders from time to time of American Depositary Receipts issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of February, 2007.

                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares, representing three
                                        (3) Shares of Capital Stock, Par Value
                                        1.00 euro each, of Telefonica, S.A. as
                                        amended by Amendment No. 1 to Deposit
                                        Agreement and as further amended by
                                        Amendment No. 2 to Deposit Agreement and as proposed to be amended by Amendment No. 3 to Deposit Agreement

                                        CITIBANK, N.A., as Depositary


                                        By: /s/ Ricardo Szlezinger
                                            ------------------------------------
                                            Name:  Ricardo Szlezinger
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Telefonica, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Madrid, Spain, on the 7th day of February, 2007.

                                            TELEFONICA, S.A.


                                            By: /s/ Antonio Hornedo Muguiro
                                                --------------------------------
                                            Name:  Antonio Hornedo Muguiro
                                            Title: Vice Secretary of the Board

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Santiago Fernandez Valbuena and Ramiro Sanchez de Lerin Garcia-Ovies to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post-Effective Amendment No. 3 to Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 5, 2007.

Name                                            Title

      /s/ Cesar Alierta Izuel                   Chief Executive Officer and
--------------------------------------------    Chairman of the Board of
Name: Cesar Alierta Izuel                       Directors


      /s/ Santiago Fernandez Valbuena           Chief Financial Officer and
--------------------------------------------    Principal Accounting Officer
Name: Santiago Fernandez Valbuena


      /s/ Isidro Faine Casas                    Vice Chairman
--------------------------------------------
Name: Isidro Faine Casas


      /s/ Gregorio Villalabeitia Galarraga      Vice Chairman
--------------------------------------------
Name: Gregorio Villalabeitia Galarraga

      /s/ Jose Maria Alvarez- Pallete Lopez     Director
--------------------------------------------
Name: Jose Maria Alvarez- Pallete Lopez


                                                Director
--------------------------------------------
Name: Fernando de Almansa Moreno-Barreda


                                                Director
--------------------------------------------
Name: David Arculus


      /s/ Maximino Carpio Garcia                Director
--------------------------------------------
Name: Maximino Carpio Garcia


                                                Director
--------------------------------------------
Name: Carlos Colomer Casellas


                                                Director
--------------------------------------------
Name: Peter Erskine


                                                Director
--------------------------------------------
Name: Alfonso Ferrari Herrero


/s/ Gonzalo Hinojosa Fernandez de Angulo        Director
--------------------------------------------
Name: Gonzalo Hinojosa Fernandez de Angulo


/s/ Pablo Isla Alvarez de Tejera                Director
--------------------------------------------
Name: Pablo Isla Alvarez de Tejera

/s/ Julio Linares Lopez                         Director
--------------------------------------------
Name: Julio Linares Lopez


/s/ Antonio Massanell Lavilla                   Director
--------------------------------------------
Name: Antonio Massanell Lavilla


/s/ Vitalino Manuel Nafria Aznar                Director
--------------------------------------------
Name: Vitalino Manuel Nafria Aznar


/s/ Enrique Used Aznar                          Director
--------------------------------------------
Name: Enrique Used Aznar


/s/ Antonio Viana-Baptista                      Director
--------------------------------------------
Name: Antonio Viana-Baptista


/s/ Ramiro Sanchez de Lerin Garcia-Ovies        General and Board Secretary
--------------------------------------------
Name: Ramiro Sanchez de Lerin Garcia-Ovies


/s/ Pedro (Pete) Rafael Pizarro                 Authorized Representative in
--------------------------------------------    the United States
Name: Pedro (Pete) Rafael Pizarro

                                Index to Exhibits

                                                                   Sequentially
Exhibit                       Document                             Numbered Page
-------                       --------                             -------------

(a)(i)                        Form of Amendment No. 3
                              to Deposit Agreement